Management’s Discussion and Analysis (“MD&A”)

Rogers Cable Inc. (“Cable” or “the Company”) is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). This discussion should be read in conjunction with the 2002 audited annual consolidated financial statements, including the notes thereto, and management’s discussion and analysis for Cable which are available on SEDAR, EDGAR, the rogers.com website or can be obtained directly from the Company.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended June 30,	2003	2002	% Change

Operating revenue	429,438	389,060	10.4
Operating profit (1)	153,289	128,339	19.4
Net income (loss)	(18,130)	45,802	—
Earnings (loss) per share	(0.09)	0.20	—
Loss (excl. non-recurring items) (2)	(12,230)	(43,098)	(71.6)
Loss per share (excl. non-recurring items)	(0.06)	(0.20)	(70.0)
Property, plant and equipment expenditures	114,774	165,940	(30.8)

Six Months Ended June 30,	2003	2002	% Change

Operating revenue	857,445	769,533	11.4
Operating profit (1)	302,017	252,065	19.8
Net income (loss)	(30,618)	5,019	—
Earnings (loss) per share	(0.15)	0.01	—
Loss (excl. non-recurring items) (2)	(24,673)	(81,905)	(69.9)
Loss per share (excl. non-recurring items)	(0.13)	(0.39)	(66.7)
Property, plant and equipment expenditures	213,044	300,212	(29.0)

(1)	Operating profit is defined herein as operating income after management fees paid to RCI and before depreciation, amortization, interest, income taxes, non-operating items and other non-recurring items and is a standard measure that is commonly reported and widely used in the cable industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles “GAAP”. Accordingly, this measure should not be considered as a substitute or alternative for net income (loss) or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Loss” for a reconciliation of operating profit to operating income and loss under GAAP.

(2)	Non-recurring items for the periods presented are as follows:

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Loss on repayment of long-term debt	(5.9)	(20.1)	14.2	(70.6)	(5.9)	(20.1)	14.2	(70.6)
Future income tax reduction	—	116.5	(116.5)	—	—	116.5	(116.5)	—
Writedown of investments	—	(7.5)	7.5	—	—	(9.5)	9.5	—

	(5.9)	88.9	(94.7)	(106.6)	(5.9)	86.9	(92.8)	(106.8)

Highlights of the second quarter of 2003 included the following:

•	Quarterly revenue increased 10.4 percent year-over-year driven by a 5.8 percent increase from core cable, a 34.7 percent increase from Internet and a 5.7 percent increase from Video Stores. This increase, partially offset by expense growth of 5.9 percent, drove year-over-year quarterly operating profit growth of 19.5 percent.

•	Internet subscribers grew by 26,400 and digital cable households increased by 22,300 while basic cable subscriber levels declined by 14,800 during the quarter. Year-to-date 2003 trends in all three categories are consistent with 2002, while the fluctuation in the quarterly results reflect the timing and nature of sales and marketing initiatives in the first halves of both years.

•	Cable’s bundled offers, combining analog cable, digital cable and Internet, have further contributed throughout the second quarter to the Internet and digital subscriber increases. Subscribers to the ‘Rogers Incredible Bundles’ now total in excess of 127,500, up from approximately 107,000 at the end of the first quarter of 2003.

•	The Company signed a deal with MGM that will give Rogers access to both the new release and library titles and solidify Rogers position as the Canadian leader in Video-on-demand (“VOD”). These films will be added to the growing list of titles on VOD currently supplied by Alliance Atlantis, who represents New Line, Miramax, Fine Line, Artisan IFC, and Canadian distributors Lions Gate and TVA as well as a number of other content suppliers.

•	During the quarter, the Company completed two financing transactions:

•	Issued US$350 million (Cdn. equivalent $470.4 million) 6.25% Senior (Secured) Second Priority Notes due 2013 in the United States. A large portion of these funds were used to repay debt during the quarter. A total of $261 million was used to repay all outstanding advances under Cable’s $1.075 billion bank credit facility, $28 million was used to repay all remaining subordinated intercompany debt owing to RCI and $106.6 million was used to redeem all of the 10 % debentures as discussed below.

•	Redeemed US$74.8 million aggregate principal amount of its 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.00 percent of the aggregate principal amount.

•	Quarterly net income includes a $16.3 million foreign exchange accounting gain relating primarily to the revaluation of the unhedged portion of U.S. dollar-denominated debt due to a strengthened Canadian dollar against the U.S. dollar.

Consolidated Results of Operations for the Second Quarter Ended June 30, 2003

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars, except margin)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Core cable revenue	286.0	270.3	15.7	5.8	569.8	538.2	31.6	5.9
Internet revenue	79.2	58.8	20.4	34.7	154.6	110.2	44.4	40.3

Total cable revenue	365.2	329.1	36.1	11.0	724.4	648.4	76.0	11.7
Video Stores revenue	65.1	61.6	3.5	5.7	134.7	123.5	11.2	9.1
Intercompany eliminations	(0.9)	(1.6)	0.7	(43.8)	(1.7)	(2.4)	0.7	(29.2)

Operating revenue	429.4	389.1	40.3	10.4	857.4	769.5	87.9	11.4

Operating profit (1)	153.3	128.3	25.0	19.5	302.0	252.1	49.9	19.8
Cable operating profit margin (2)	43.2%	40.4%	2.8%		42.9%	40.2%	2.7%
Video Stores operating profit margin (2)	6.4%	5.1%	1.3%		6.0%	5.5%	0.5%

(1)	Operating profit is defined as operating income after management fees paid to RCI and before interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

(2)	Before deduction of management fees paid to RCI and intercompany eliminations.

The 5.8 percent year-over-year increase in core cable revenue was driven largely by rate increases introduced in the latter part of 2002 combined with increased penetration of digital subscribers and the accompanying increase in revenue from digital programming. Average monthly revenue per core cable subscriber has increased to $42.11 in the second quarter from $39.77 in the second quarter of 2002.

The 34.7 percent increase in Internet revenues was driven by the 32.4 percent year-over-year growth in Internet subscriber levels combined with price increases put in place over the past year and partially offset by the introduction of the lower priced Internet Lite service.

The 5.7 percent increase in Video Stores revenue was driven by a year-over-year increase of 5 locations to 273 at the end of the quarter combined with an increase in same store revenues of 2.7 percent compared to the second quarter of 2002.

The 19.5 percent year-over-year increase in quarterly operating profit reflects the 10.4 percent revenue growth rate, which outpaced the 5.9 percent increase in operating expenses.

Subscriber Results

	Three Months Ended June 30,				Six months ended June 30,

(Subscriber statistics in thousands)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Homes passed					3,175.0	3,061.8	113.2	3.7
Basic cable subscribers					2,255.0	2,263.2	(8.2)	(0.4)
Basic cable, net additions (losses)	(14.8)	(4.8)	(10.0)	—	(15.4)	(23.3)	7.9	33.9
Internet subscribers					716.1	540.9	175.2	32.4
Internet, net additions	26.4	41.0	(14.6)	(35.6)	76.7	62.2	14.5	23.3
Digital terminals in service					518.9	351.1	167.8	47.8
Digital terminals, net additions (losses)	25.4	48.7	(23.3)	(47.8)	62.7	36.8	25.9	70.4
Digital households					456.9	305.6	151.3	49.5
Digital households, net additions (losses)	22.3	46.1	(23.8)	(51.6)	55.4	33.5	21.9	65.4
VIP customers					624.3	551.4	72.9	13.2
VIP customers, net additions	13.6	32.9	(19.3)	(58.7)	31.3	53.9	(22.6)	(41.9)

The Company has focused heavily on enhancing marketing and retention tactics with the aim of increasing subscriber awareness of the benefits and quality of its advanced digital cable and Internet offerings in relation to competing offerings. These efforts were successfully intensified and focused over the past year to reduce and mitigate basic cable subscriber losses, as is evidenced by the reduced year-to-date basic net losses in 2003 as compared to 2002. Basic cable subscriber results in the second quarter, as well as the results in Internet and digital cable, partially reflect traditional second quarter seasonality associated with the commencement of university summer breaks as well as the timing of marketing and sales initiatives, which were more active in the first quarter of 2003 as compared to higher activity in the second quarter of 2002. The higher level of digital subscriber additions in the second quarter of 2002 reflects the initial launch of the “Incredible Rogers Bundles” and changes to the Company’s VIP customer loyalty program, both of which occurred during that period. At June 30, 2003, the penetration of digital households as a percentage of basic subscribers was 20.3 percent, up from 13.5 percent at June 30, 2002.

Internet subscriber net additions were helped by reduced churn levels, resulting from an increase in network stability, as compared to the previous year as well as increased bundling of this product with other services. These were offset by the higher level of Internet subscriber net additions in the second quarter of 2002, which reflected the initial launch of the “Incredible Rogers Bundles”. Year-over-year, the Internet subscriber base has grown by 175,200 subscribers, or 32.4 percent, to 716,100 including scheduled pending connections, resulting in 22.6 percent penetration as a percentage of homes passed.

Operating Expenses

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Cable and Internet operating expenses	207.5	196.1	11.4	5.8	413.4	387.8	25.6	6.6
Video Stores operating expenses	60.9	58.5	2.4	4.1	126.6	116.7	9.9	8.5
Management fees	8.6	7.7	0.9	11.7	17.1	15.3	1.8	11.8
Intercompany eliminations	(0.9)	(1.6)	0.7	(43.8)	(1.7)	(2.4)	0.7	(29.2)

Operating expenses	276.1	260.7	15.4	5.9	555.4	517.4	38.0	7.3

The 5.9 percent quarterly increase in operating expenses is attributable to cost increases in both cable operations, which includes digital cable and Internet, and Video Stores. The 5.8 percent operating expense increase in cable operations primarily reflects increased programming costs associated with a larger number of digital subscribers and increased costs related to the growth in the Internet subscriber base. Customer support and service costs remain relatively flat, despite the increase in digital and Internet subscribers as the Company’s customer-focused initiatives, improved network stability and lower churn levels have resulted in lower activity levels per customer, and as the Company has focused on capturing operating and scale efficiencies.

The Video Stores operating expense increase primarily reflects the increase in the number of locations, which has grown to 273 at June 30, 2003 from 268 at June 30, 2002.

Reconciliation to Net Income (Loss)

Other income and expense items that are required to reconcile operating profit with operating income and loss as defined under Canadian GAAP are as follows:

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating profit (1)	153.3	128.3	25.0	19.5	302.0	252.1	49.9	19.8
Depreciation and amortization	(121.2)	(122.1)	0.9	(0.7)	(240.5)	(239.7)	(0.8)	0.3

Operating income	32.1	6.2	25.9	—	61.5	12.4	49.1	—
Interest on long-term debt	(60.2)	(50.4)	(9.8)	19.4	(118.8)	(93.8)	(25.0)	26.7
Foreign exchange gain	16.3	2.4	13.9	—	33.3	1.8	31.5	—
Dividend income	1.5	1.3	0.2	—	2.9	2.6	0.3	—
Loss on repayment of long-term debt	(5.9)	(20.1)	14.2	(70.6)	(5.9)	(20.1)	14.2	(70.6)
Writedown of investments	—	(7.5)	7.5	(100.0)	—	(9.5)	9.5	(100.0)
Other	(0.2)	(1.1)	0.9	(81.8)	0.5	(1.1)	1.6	(145.5)
Income taxes	(1.7)	115.0	(116.7)	(101.5)	(4.1)	112.7	(116.8)	(103.6)

Net income (loss)	(18.1)	45.8	(63.9)	(139.5)	(30.6)	5.0	(35.6)	—

(1)	Operating profit defined as operating income after management fees paid to RCI and before interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Depreciation and Amortization

Depreciation and amortization expense for the quarter is comparable to the same quarter of 2002. The depreciation expense component in the quarter has increased by approximately 3 percent as compared to 2002 with the increase attributable to increased property, plant and equipment (“PP&E”) asset levels primarily related to spending on rebuild activities and customer premise equipment over the past several years. Amortization expense for items, such as financing costs, have declined on a year-over-year basis.

Interest on Long-Term Debt

The increase in interest expense for the six months ended June 30, 2003, as compared to the same period in 2002 is attributable to increased levels of debt and to a higher portion of debt being at fixed rates (versus lower floating rates). Long-term debt has increased from $2.427 billion at June 30, 2002 to $2.654 billion at June 30, 2003. The increased level of debt is directly related to the financing of PP&E expenditures.

Foreign Exchange

The Company, effective January 1, 2002, adopted the amendments to The Canadian Institute of Chartered Accountants “CICA” Handbook Section 1650 on Foreign Currency Translation. As a result, foreign currency translation gains and losses are recorded as a period gain or loss. In 2003, the Canadian dollar has continued to strengthen against the U.S. dollar, which was the primary contributor to the $33.3 million foreign exchange gain recorded by the Company year-to-date primarily related to the revaluation of unhedged debt.

Loss on Repayment of Long-term Debt

During the quarter, the Company redeemed, US$74.8 million principal amount of debt. As a result, the Company recorded a loss on the repayment of debt in the quarter of $5.9 million, consisting of a prepayment premium of $5.1 million and the write-off of deferred financing costs of $0.8 million.

Income Taxes

During the quarter, the Company recognized current tax expense of $1.7 million related to Federal Large Corporations Tax expense.

Earnings (Loss) Per Share

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars, except per share data)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Net income (loss)	(18.1)	45.8	(63.9)	(139.5)	(30.6)	5.0	(35.6)	—
Earnings (loss) per share	(0.09)	0.20	(0.29)	—	(0.15)	0.01	(0.16)	—
Loss (excl. non-recurring items)	(12.2)	(43.1)	30.9	(71.7)	(24.7)	(81.9)	57.2	(69.8)
Loss per share (excl. non-recurring items)	(0.06)	(0.20)	0.14	(70.0)	(0.13)	(0.39)	0.26	(66.7)

The increase in the quarterly earnings per share, excluding non-recurring items over the same quarter of the previous year is a result of improved operating profit and the recognition of foreign exchange gains, offset by increased interest expense.

Property, Plant and Equipment Expenditures

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Customer premise equipment	40.9	58.3	(17.4)	(29.8)	77.2	103.0	(25.8)	(25.0)
Scaleable infrastructure	16.9	23.1	(6.2)	(26.8)	25.1	44.9	(19.8)	(44.1)
Line extensions	10.3	13.6	(3.3)	(24.3)	21.9	25.8	(3.9)	(15.1)
Upgrade and rebuild	26.9	48.6	(21.7)	(44.7)	55.3	87.3	(32.0)	(36.7)
Support capital	17.4	20.0	(2.6)	(13.0)	29.1	36.0	(6.9)	(19.2)

Core cable PP&E expenditures	112.4	163.6	(51.2)	(31.3)	208.6	297.0	(88.4)	(29.8)
Video Stores PP&E expenditures	2.4	2.3	0.1	4.3	4.4	3.2	1.2	37.5

Rogers Cable PP&E expenditures	114.8	165.9	(51.1)	(30.8)	213.0	300.2	(87.2)	(29.0)

Property, plant and equipment (“PP&E”) expenditures for the quarter declined by $51.1 million compared to the same quarter in 2002. This decrease is attributable to reductions in three principle PP&E categories: (1) customer premise equipment (“CPE”), which includes customer equipment and associated installation costs, and which was lower due to reductions in modem and digital box prices, lower purchase volumes, and the strengthening of the Canadian dollar; (2) scalable infrastructure, which includes non-CPE costs to meet business growth and provide service enhancements, and which was lower due to reduced levels of investment in our transport network and IP network platforms; and (3) upgrade and rebuild expenditures, which reflect the completion in several regions of our fibre-to-the-feeder (“FTTF”) rebuild program. These reductions are in keeping with the capital spending reductions anticipated for fiscal 2003.

At June 30, 2003, approximately 81 percent of the Company’s cable plant has been upgraded to 750/860 MHz FTTF architecture, approximately 95% of its plant is capable of transmitting 550 MHz of bandwidth or greater and 94 percent of Cable’s total cable plant is two-way addressable.

Liquidity and Capital Resources

Cash flow from operating activities before changes in working capital for the second quarter increased by $17.8 million to $108.7 million from $90.9 million in the second quarter of 2002, reflecting the increased level of operating profit. Taking into account the changes in working capital, cash flow from operating activities for the quarter decreased by $32.8 million to $114.2 million, from $147.0 million in the previous period. Details of the changes in non-cash working capital for the second quarter of 2003 and 2002 are detailed in Note 5 of the Consolidated Financial Statements included herein.

In aggregate, other net sources of funds during the second quarter totalled approximately $470.4 million. The source of these funds was the issuance of US$350.0 6.25% Senior (Secured) Notes due 2013.

The net funds used during the second quarter totalled approximately $521.7 million, and were comprised of: (1) the net repayment of $150.0 million of intercompany advances owing to RCI, (2) the purchase of $114.2 million of net PP&E, (3) additions to video inventory of $12.1 million, (4) the payment of $1.5 million in back-to-back dividends, (5) the net repayment of $131.0 million of advances under the bank credit facility, (6) $6.2 million related to financing costs for the US$350.0 million 6.25% Notes issued in the quarter, (7) repayment of US$74.8 million debentures due in 2007 (equivalent of C$101.5 million), together with a pre-payment premium of $5.1 million, and (8) the repayment of $0.1 million of lease obligations.

As a result of the above, the Company’s cash and cash equivalents increased in the second quarter by $62.9 million, which, together with the opening deficiency of $20.8 million, resulted in a closing balance of $42.1 million of cash and cash equivalents.

The Company’s available liquidity at June 30, 2003 was over $1.1 billion, represented by cash and cash equivalents combined with availability under its committed bank facility.

Financing

During the quarter, the Company completed a refinancing. The Company issued US$350 million (Cdn. equivalent $470.4 million) 6.25% Senior (Secured) Second Priority Notes due 2013. A portion of these funds were used to repay all $261.0 million of outstanding advances under the Company’s $1.075 billion bank credit facility. In addition, $28.0 million was used to repay all remaining subordinated intercompany debt owing to RCI and $106.6 million was used to redeem US$74.8 million aggregate principal amount of its 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.00 percent. The remaining net proceeds are being used for general corporate purposes.

During the quarter, the Company entered into a cross-currency interest rate exchange agreement in the notional amount of US$175 million in order to hedge the currency exposure on one-half of the new US$350 million 6.25% note issue.

At June 30, 2003, the Company’s total US dollar-denominated long term debt was US$1.305 billion (US$1.030 billion at December 31, 2002) of which US$1.058 billion (US $883.4 million at December 31, 2002) or 81.1% (85.8% at December 31, 2002) is hedged at an average exchange rate of Cdn.$1.4798 ($1.5066 at December 31 2002). In addition, the cross-currency interest rate exchange agreements have the effect of converting the interest rate on US$1.058 billion of long term debt from an average US dollar rate fixed interest of 8.441% per annum to an average Canadian dollar fixed interest rate of 9.403% per annum on $1.566 billion.

The Company has been informed by RCI that, as part of its focus on deleveraging, it is considering the redemption of certain of its outstanding indebtedness. To assist in any such redemption, RCI has directed the Company to distribute to it $72.0 million in 2003 as a return of capital. This distribution to RCI is currently permitted under all agreements governing the Company’s outstanding indebtedness. There can be no assurance as to the timing of such distribution. Although RCI’s plans may change, the Company has been advised that RCI does not have any current plans for similar additional distributions.

Risks and Uncertainties

The following represents updates and additions to the risks and uncertainties as detailed in the Company’s annual financial statements, notes thereto, and management’s discussion and analysis for the year ended December 31, 2002.

Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable applies to the CRTC to obtain a right of access under the Telecommunications Act. However, in a recent decision, the Supreme Court of Canada has determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the costs of obtaining access to support structures of hydroelectric companies could be substantially increased. Separately, a number of municipalities have also appealed a decision of the CRTC asserting jurisdiction over the terms and conditions of access to municipal rights of way by telecommunications carriers and broadcast distribution undertakings such as the Company. The Federal Court of Canada has denied this appeal. The municipalities have now sought leave to appeal to the Supreme Court of Canada. If leave is granted and the appeal is successful, the costs of deploying facilities in urban areas could also be significantly increased.

Rogers Cable Inc.
Consolidated Statements of Income

	Three Months Ended June 30,		Six Months Ended June 30,

(in thousands of dollars except per share data)	2003	2002	2003	2002

Operating revenue	$429,438	$389,060	$857,445	$769,533
Operating, general and administrative expenses	267,560	252,993	538,279	502,152
Management fees	8,589	7,728	17,149	15,316

Operating income before the following:	153,289	128,339	302,017	252,065
Depreciation and amortization	121,164	122,078	240,510	239,651

Operating income	32,125	6,261	61,507	12,414
Interest:
Long-term debt	(59,512)	(50,408)	(115,931)	(90,402)
Notes payable to Rogers Communications Inc.	(734)	—	(2,851)	(3,409)

	(28,121)	(44,147)	(57,275)	(81,397)
Writedown of investments	—	(7,500)	—	(9,500)
Loss on repayment of long-term debt	(5,945)	(20,088)	(5,945)	(20,088)
Foreign exchange gain	16,345	2,394	33,336	1,801
Dividend income from affiliated company	1,548	1,316	2,984	2,559
Investment and other income (loss)	(251)	(1,216)	367	(1,029)

Loss before income taxes	(16,424)	(69,241)	(26,533)	(107,654)

Income tax expense (reduction)
Current	1,706	1,469	4,085	3,839
Future	—	(116,512)	—	(116,512)

	1,706	(115,043)	4,085	(112,673)

Net income (loss) for the period	$(18,130)	$45,802	$(30,618)	$5,019

Basic and diluted per share (Note 4)	$(0.09)	$0.20	$(0.15)	$0.01

Average Class A and Class B
Shares outstanding for the period (thousands)
Basic and diluted	218,166	218,166	218,166	218,166

Rogers Cable Inc.
Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,

(in thousands of dollars)	2003	2002	2003	2002

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(18,130)	$45,802	$(30,618)	$5,019
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	135,762	135,548	271,626	264,538
Unrealized foreign exchange gain	(14,528)	(1,878)	(30,697)	(1,863)
Loss on repayment of long-term debt	5,945	20,088	5,945	20,088
(Gain) loss on sale of property, plant and equipment	(367)	347	(107)	347
Future income taxes	—	(116,512)	—	(116,512)
Writedown of investments	—	7,500	—	9,500

	108,682	90,895	216,149	181,117
Change in non-cash working capital items (Note 5)	5,553	56,102	(53,696)	(69,504)

	114,235	146,997	162,453	111,613

Financing activities:
Issue of long-term debt	634,367	886,130	728,367	2,000,130
Repayment of long-term debt	(396,527)	(873,612)	(396,584)	(1,293,672)
Premium on repayment of long-term debt	(5,073)	(20,239)	(5,073)	(20,239)
Proceeds on termination of cross-currency interest exchange agreements	—	116,790	—	116,790
Issue of notes payable to Rogers Communications Inc.	—	—	9,000	—
Repayment of notes payable to Rogers Communications Inc.	(150,000)	—	(213,500)	(485,600)
Dividends paid	(1,548)	(1,316)	(2,984)	(2,559)

	81,219	107,753	119,226	314,850

Investing activities:
Additions to property, plant and equipment	(114,774)	(165,940)	(213,044)	(300,212)
Additions to video rental inventory	(12,107)	(14,342)	(24,746)	(26,973)
Additions to deferred charges	(6,221)	(12,219)	(6,221)	(27,256)
Proceeds on sale of property, plant and equipment	571	1,335	800	1,335

	(132,531)	(191,166)	(243,211)	(353,106)

Increase in cash and cash equivalents	62,923	63,584	38,468	73,357
Cash and cash equivalents (deficiency), beginning of period	(20,759)	1,346	3,696	(8,427)

Cash and cash equivalents, end of period	$42,164	$64,930	$42,164	$64,930

Supplemental cash flow information:
Interest paid	$46,969	$22,877	$100,221	$80,536
Income taxes paid	1,706	1,469	4,085	3,839

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

Rogers Cable Inc.
Consolidated Balance Sheets

	June 30,	December 31,
(in thousands of dollars)	2003	2002

Assets
Property, plant and equipment	$2,535,420	$2,556,847
Goodwill	926,445	926,445
Other intangible assets	780	1,040
Investments	100,799	100,799
Cash and cash equivalents	42,164	3,696
Accounts receivable	83,835	91,616
Deferred charges	48,940	50,063
Other assets	70,934	76,272

	$3,809,317	$3,806,778

Liabilities and Shareholders’ Equity
Liabilities
Long-term debt (Note 2)	$2,654,142	$2,353,055
Notes payable to Rogers Communications Inc.	—	204,500
Accounts payable and accrued liabilities	237,461	288,143
Due to parent and affiliated companies	4,969	23,783
Unearned revenue	44,306	35,256

	2,940,878	2,904,737
Shareholders’ equity (Note 3)	868,439	902,041

	$3,809,317	$3,806,778

Rogers Cable Inc.
Consolidated Statements of Deficit

	Six Months Ended	Six Months Ended
	June 30,	June 30,
(in thousands of dollars)	2003	2002

Deficit, beginning of the period	$(1,894,412)	$(1,647,935)
Net income (loss) for the period	(30,618)	5,019
Dividends on preferred shares	(2,984)	(2,559)

Deficit, end of the period	$(1,928,014)	$(1,645,475)

Rogers Cable Inc.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2003 and 2002

These Interim Consolidated Financial Statements do not include all the disclosures required by generally accepted accounting principles (“GAAP”) and should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2002.

1.	Basis of Presentation and Accounting Policies:

These consolidated interim financial statements include the accounts of Rogers Cable Inc. and its subsidiaries (collectively “Cable” or “the Company”). The notes presented in these interim consolidated financial statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements.

2.	Long-Term Debt:

		Interest	June 30,	December 31,
(in thousands of dollars)		Rate	2003	2002

(i )	Bank credit facilities	Floating	$—	$37,000
(ii)	Senior Secured Second Priority Notes, due 2005	10%	410,973	412,789
(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iv)	Senior Secured Second Priority Debentures, due 2007	10%	—	118,167
(v )	Senior Secured Second Priority Notes, due 2012	7.875%	547,430	547,430
(vi)	Senior Secured Second Priority Notes, due 2013	6.25%	472,465	—
(vii)	Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000
(viii)	Senior Second Priority Debentures, due 2032	8.75%	312,700	312,700
(ix)	Senior Subordinated Debentures, due 2015	11%	157,124	171,406
(x )	Obligations under capital leases	Various	3,450	3,563

			$2,654,142	$2,353,055

Issued:

The Company issued US$350 million 6.25% Senior Secured Second Priority Notes due 2013.

Redeemed:

The Company redeemed US$74.808 million aggregate principal amount of its 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.00% of the aggregate principal amount.

As a result of the redemption described above, the Company recorded a loss on the repayment of debt in the quarter of $5.9 million, consisting of a prepayment premium of $5.1 million and the write off of deferred financing costs of $0.8 million.

3.	Shareholders’ Equity:

	June 30,	December 31,
(in thousands of dollars)	2003	2002

Capital Stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares	2,294,808	2,294,808
100,000 first preferred shares	100,000	100,000
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643

	2,786,466	2,786,466
Contributed surplus	9,987	9,987
Deficit	(1,928,014)	(1,894,412)

Shareholders’ Equity	$868,439	$902,041

4.	Earnings (Loss) Per Share:

	Three Months Ended June 30,		Six Months Ended June 30,

(in thousands, except loss per share amounts)	2003	2002	2003	2002
Numerator:
Net income (loss) for the period	$(18,130)	$45,802	$(30,618)	$5,019
Less dividends on preferred shares	(1,548)	(1,316)	(2,984)	(2,559)

	$(19,678)	$44,486	$(33,602)	$2,460

Denominator:
Weighted average shares outstanding — basic and diluted	218,166	218,166	218,166	218,166
Net income (loss) per share for the period — basic and diluted	($0.09)	$0.20	($0.15)	$0.01

5.	Consolidated Statements of Cash Flows

The changes in non-cash working capital items are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,

(in thousands of dollars)	2003	2002	2003	2002

Cash provided by (used in):
Decrease (increase) in accounts receivable	$3,348	$(9,432)	$7,781	$(3,593)
Increase (decrease) in accounts payable, accrued liabilities and unearned revenue	3,132	53,446	(41,631)	(68,886)
Increase (decrease) in other assets	3,291	5,962	(1,032)	10,363
Increase (decrease) in amounts due to parent and affiliated companies	(4,218)	6,126	(18,814)	(7,388)

	$5,553	$56,102	$(53,696)	$(69,504)

6.	Stock-Based Compensation:

In conjunction with the RCI Stock Options Plan, options of RCI are issued to Cable employees. For stock options granted to employees, had the Company determined compensation costs based on the “fair values” at grant dates of the stock options granted consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss per share (basic and diluted) would have been reported as the pro forma amounts indicated below:

	Three Months Ended June 30,		Six Months Ended June 30,

(In thousands, except per share amounts)	2003	2002	2003	2002

(Based on all issued and outstanding options)
Net income (loss) for the period , as reported	$(18,130)	$45,802	$(30,618)	$5,019
Stock-based compensation expense — RCI	(3,323)	(3,043)	(6,135)	(5,688)

Pro forma net income (loss) for the period	$(21,453)	$42,759	$(36,753)	$(669)

Earnings (loss) per share, as reported — basic and diluted	($0.09)	$0.20	($0.15)	$0.01
Effect of stock-based compensation — basic and diluted	(0.02)	(0.01)	(0.03)	(0.03)

Pro forma earnings (loss) per share — basic and diluted	($0.11)	$0.19	(0.18)	($0.02)

Under the transitional rules, CICA Handbook Section 3870 allows companies to only include options issued subsequent to December 31, 2001 in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to December 31, 2001, stock-based compensation expense, for the six months ended June 30, 2003, would have been $1.0 million (2002 - $0.1 million) and pro forma loss for the six months ended June 30, 2003 would have been $31.6 million or $0.16 per share (2002 – net income of $4.9 million or $0.01 per share).

The weighted average estimated fair value at the date of the grant for options granted for the six months ended June 30, 2003 was $10.33 (2002 - $10.78) per share. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,

	2003	2002	2003	2002

Risk-free interest rate	4.23%	—	4.21%	4.67%
Dividend yield	—	—	—	—
Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares	50.10%	—	49.75%	48.98%
Weighted average expected life of the options	6.6 years	—	6.6 years	5 years

7.	Related Party Transactions:

(a)	The amounts due from (to) Rogers Communications Inc. (“RCI”) and its subsidiaries is comprised of the following:

	June 30,	December 31,
(in thousands of dollars)	2003	2002

RCI	$(4,008)	$(23,288)
Rogers Wireless Communications Inc.	76	28
Rogers Media Inc.	(1,037)	(523)

	$(4,969)	$(23,783)

The above amounts reflect intercompany charges for capital and operating expenditures that are short term in nature.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, being the amounts agreed to, is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2003	2002	2003	2002

RCI:
Management fees	$8,589	$7,728	$17,149	$15,316
Interest on notes payable	734	—	2,851	3,409
Interest related to capital leases	62	75	124	150

	9,385	7,803	20,124	18,875
Rogers Cable Investment Limited:
Dividends earned	(1,548)	(1,316)	(2,984)	(2,559)
Dividends paid	1,548	1,316	2,984	2,559

	—	—	—	—
Rogers Wireless Communications Inc.:
Wireless products and services for resale	3,115	3,083	5,527	6,164
Wireless services	491	606	887	1,170
Transmission facilities	(110)	(110)	(220)	(220)
Rent expense	929	891	1,831	1,762
Subscriber activation commissions and customer service	(1,957)	(2,298)	(4,357)	(3,468)

	2,468	2,172	3,668	5,408
Rogers Media Inc.:
Access fees	(1,417)	(1,729)	(2,833)	(3,081)
Advertising and production costs	1,180	750	1,275	1,500
Sales commissions	168	162	442	324
Programming fees	4,668	4,252	9,199	8,543

	4,599	3,435	8,083	7,286
Other:
Programming fees paid to broadcasters	3,969	4,055	8,164	8,360

	3,969	4,055	8,164	8,360

	$20,421	$17,465	$40,039	$39,929

The Company enters into certain transactions in the normal course of business with organizations, the partners or senior officers of which are Directors of the Company. The total amounts paid by the Company to these organizations for the six months ended June 30, 2003 was $2.2 million (2002 — $0.8 million).

8.	Segmented Information

For the three months ended June 30, 2003	Cable	Video	Corporate items	Consolidated
(in thousands of dollars)	services	Store operations	and eliminations	Total

Operating revenue	$365,195	$65,122	$(879)	$429,438
Operating, general and administrative expenses	207,474	60,965	(879)	267,560

Operating income before the undernoted:	$157,721	$4,157	$—	$161,878
Management fees				8,589
Depreciation and amortization				121,164

Operating income				32,125
Interest:
Long-term debt				(59,512)
Intercompany				(734)
Intercompany dividends				1,548
Loss on repayment of long-term debt				(5,945)
Foreign exchange gain				16,345
Investment and other expense				(251)
Income tax expense				(1,706)

Loss for the period				$(18,130)

Property, plant and equipment expenditures	$112,394	$2,380	$—	$114,774

For the three months ended June 30, 2002	Cable	Video	Corporate items	Consolidated
(in thousands of dollars)	services	Store operations	and eliminations	Total

Operating revenue	$329,052	$61,613	$(1,605)	$389,060
Operating, general and administrative expenses	196,128	58,470	(1,605)	252,993

Operating income before the undernoted:	$132,924	$3,143	$—	136,067
Management fees				7,728
Depreciation and amortization				122,078

Operating income				6,261
Interest:
Long-term debt				(50,408)
Intercompany				—
Intercompany dividends				1,316
Loss on repayment of long-term debt				(20,088)
Writedown of investments				(7,500)
Foreign exchange gain				2,394
Investment and other expense				(1,216)
Income tax reduction				115,043

Net income for the period				$45,802

Property, plant and equipment expenditures	$163,604	$2,336	$—	$165,940

8.	Segmented Information (cont’d)

For the six months ended June 30, 2003	Cable	Video	Corporate items	Consolidated
(in thousands of dollars)	services	Store operations	and eliminations	Total

Operating revenue	$724,426	$134,692	$(1,673)	$857,445
Operating, general and administrative expenses	413,361	126,591	(1,673)	538,279

Operating income before the undernoted:	$311,065	$8,101	$—	$319,166
Management fees				17,149
Depreciation and amortization				240,510

Operating income				61,507
Interest:
Long-term debt				(115,931)
Intercompany				(2,851)
Intercompany dividends				2,984
Loss on repayment of long-term debt				(5,945)
Foreign exchange gain				33,336
Investment and other income				367
Income tax expense				(4,085)

Loss for the period				$(30,618)

Property, plant and equipment expenditures	$208,632	$4,412	$—	$213,044

Total assets	$3,725,157	84,160	—	$3,809,317

For the six months ended June 30, 2002	Cable	Video	Corporate items	Consolidated
(in thousands of dollars)	services	Store operations	and eliminations	Total

Operating revenue	$648,407	$123,520	$(2,394)	$769,533
Operating, general and administrative expenses	387,794	116,752	(2,394)	502,152

Operating income before the undernoted:	$260,613	$6,768	$—	267,381
Management fees				15,316
Depreciation and amortization				239,651

Operating income				12,414
Interest:
Long-term debt				(90,402)
Intercompany				(3,409)
Intercompany dividends				2,559
Loss on repayment of long-term debt				(20,088)
Writedown of investments				(9,500)
Foreign exchange gain				1,801
Investment and other expense				(1,029)
Income tax reduction				112,673

Net income for the period				$5,019

Property, plant and equipment expenditures	$296,976	$3,236	$—	$300,212

Total assets	$3,784,983	90,560	—	$3,875,543

9.     Guarantees and Indemnities

The Company has made certain warranties and indemnities with respect to the sale of shares of Rogers American Cablesystems Inc. (Cable Alaska) in 2001. These warranties and indemnifications expire in 2005 and are limited to the total purchase price paid being $29.4 million. To date, there have been no claims under the warranties and indemnities and the Company does not anticipate that any will occur.

10.     Subsequent Event

The Company has been informed by RCI that, as part of its focus on deleveraging, it is considering the redemption of certain of its outstanding indebtedness. To assist in any such redemption, RCI has directed the Company to distribute to it $72.0 million in 2003 as a return of capital. This distribution to RCI is currently permitted under all agreements governing the Company’s outstanding indebtedness. There can be no assurance as to the timing of such distribution. Although RCI’s plans may change, the Company has been advised that RCI does not have any current plans for similar additional distributions.

Cautionary Statement Regarding Forward Looking Information

This news release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the management’s discussion and analysis portion of the Company’s most recent annual report filed with the Ontario Securities Commission.

     Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.